June 13, 2019

Qisen Zhang
Chief Financial Officer
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

       Re: Hexindai Inc.
           Form 20-F for Fiscal Year Ended March 31, 2018
           File No. 001-38245

Dear Mr. Zhang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services